SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          (AMENDMENT NO. __________)(1)

                              WCI COMMUNITIES, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    92923C104
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                Michelina Cuccia
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 14, 2007
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 34 Pages)

--------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92923C104                     13D                         Page 2 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Capital Management, LLC           20-1901985

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,989,500
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,989,500
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,989,500
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    7.12%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                         Page 3 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge International LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,823,225
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,823,225
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,823,225
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    4.34%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                         Page 4 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            STAR, L.P. (a statistical arbitrage strategy)

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    -0-
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                         Page 5 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital Corporation

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,823,225
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,823,225
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,823,225
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    4.34%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    BD
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                         Page 6 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Event Driven/Relative Value Fund, L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    151,146
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    151,146
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    151,146
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    0.36%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                         Page 7 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Event Driven/Relative Value Fund, Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,013,529
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,013,529
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,013,529
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    2.41%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                         Page 8 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Fixed Income Opportunity Master Fund, L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,104
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,104
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,104
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    0.00%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                         Page 9 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                 Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    496
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    496
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    496
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    0.00%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                       Page 10 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Master L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,823,225
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,823,225
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,823,225
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    4.34%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                       Page 11 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Capital L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,823,225
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,823,225
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,823,225
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    4.34%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                       Page 12 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge GP, Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,823,225
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,823,225
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,823,225
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    4.34%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                       Page 13 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge GP, LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,823,225
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,823,225
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,823,225
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    4.34%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                       Page 14 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Glenn Dubin

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,989,500
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,989,500
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,989,500
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    7.12%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                       Page 15 of 34

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Henry Swieca

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,989,500
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,989,500
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,989,500
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    7.12%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                     13D                       Page 16 of 34


Item 1.   Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.0.01 per share (the "Common Stock") of WCI Communities, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 24301 Walden Center Drive, Bonita Springs, Florida 34134.

Item 2.   Identity and Background.

     (a)  This Statement is filed by:

          (i) Highbridge Capital Management, LLC, a Delaware limited liability company, which is the General Partner of Highbridge Event Driven/Relative Value Fund, L.P., is the trading manager of Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge Master L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.;

          (ii) Highbridge International LLC, a Cayman Islands limited liability company, which is a subsidiary of Highbridge Master L.P., with respect to the shares of Common Stock directly and beneficially owned by it;

          (iii) STAR, L.P., a Cayman Islands partnership, with respect to the shares of Common Stock directly and beneficially owned by it;

          (iv) Highbridge Capital Corporation, a Cayman Islands company, which is a limited partner of Highbridge Master L.P.;

          (v) Highbridge Event Driven/Relative Value Fund, L.P., a Delaware limited partnership, with respect to the shares of Common Stock directly and beneficially owned by it;

          (vi) Highbridge Event Driven/Relative Value Fund, Ltd., a Cayman Islands company, with respect to the shares of Common Stock directly and beneficially owned by it;

          (vii)    Highbridge Master L.P., a Cayman Islands partnership;

          (viii) Highbridge Fixed Income Opportunity Master Fund, L.P., A Cayman Islands partnership, with respect to the shares of Common Stock directly and beneficially owned by it;

          (ix) Highbridge Fixed Income Opportunity Institutional Fund, Ltd., a Cayman Islands company, with respect to the shares of Common Stock directly and beneficially owned by it

          (x) Highbridge Capital L.P., a Delaware limited partnership, which is a limited partner of Highbridge Master L.P.;

          (xi) Highbridge GP, Ltd., a Cayman Islands company, which is the general partner of Highbridge Master L.P. and STAR, L.P.;

          (xii) Highbridge GP, LLC, a Delaware limited liability company, which is the general partner of Highbridge Capital L.P.;

          (xiii) Glenn Dubin, who serves as the co-CEO of Highbridge Capital Management LLC; and

          (xiv) Henry Swieca, who serves as the co-CEO of Highbridge Capital Management LLC.

CUSIP No. 92923C104                     13D                       Page 17 of 34


The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Capital, L.P., Highbridge GP, LLC, Glenn Dubin and Henry Swieca is c/o Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Highbridge International LLC, STAR, L.P., Highbridge Capital Corporation, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. is The Cayman Corporate Center, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address of the principal business and principal office of Highbridge Master L.P. and Highbridge GP, Ltd. is c/o Harmonic Fund Services, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The principal business addresses of the officers and directors of each of Highbridge GP Ltd., Highbridge GP LLC, Highbridge Capital Corporation, Highbridge Event Driven/Relative Value Fund Ltd. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. are set forth on Schedule A and incorporated herein by reference.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto. The principal occupations of the officers and directors of each of Highbridge GP Ltd., Highbridge GP LLC, Highbridge Capital Corporation, Highbridge Event Driven/Relative Value Fund Ltd. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. are set forth on Schedule A and incorporated herein by reference.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Highbridge Capital Management, LLC and Highbridge GP, LLC are each a Delaware limited liability company. Highbridge International LLC is a Cayman Islands limited liability company. Highbridge Capital Corporation, Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Institutional Fund, Ltd. and Highbridge GP, Ltd. are each a Cayman Islands company. Highbridge Event Driven/Relative Value Fund, L.P. and Highbridge Capital L.P. are each a Delaware limited partnership. Highbridge Master L.P., STAR, L.P. and Highbridge Fixed Income Opportunity Master Fund, L.P. are each a Cayman Islands partnership. Glenn Dubin and Henry Swieca are each a citizen of the United States.

CUSIP No. 92923C104                     13D                       Page 18 of 34


Item 3.   Source and Amount of Funds and Other Consideration.

     The Common Stock purchased by Highbridge Event Driven/Relative Value Fund, Ltd. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $24,358,344.71. The Common Stock purchased by Highbridge Event Driven/Relative Value Fund, L.P. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $3,655,438.82. The Common Stock purchased by Highbridge International LLC was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $42,315,786.24. The Common Stock purchased by Highbridge Fixed Income Opportunity Master Fund, L.P. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $24,954.97. The Common Stock purchased by Highbridge Fixed Income Opportunity Institutional Fund, Ltd. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $11,212.13. The proceeds obtained by STAR, L.P. from the short sales in the open market amount to approximately $557,134.57.


Item 4.   Purpose of the Transaction.

         Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of the Funds, including risk arbitrage.

         Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. Depending on various factors, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, tendering into an offer to purchase the Company's Common Stock, purchasing additional shares of Common Stock or any of the Company's debt or equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Company's debt or equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Company's debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Company on a continuing basis and may or may not engage in discussions with the Board and management as well as other shareholders of the Company concerning the business, operations and future plans of the Company.

         The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer.

     A.   Highbridge Capital Management, LLC

          (a) As of the date hereof, Highbridge Capital Management, LLC may be deemed the beneficial owner of (i) 1,013,529 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd.,
               (ii) 151,146 shares of Common Stock owned by

CUSIP No. 92923C104                     13D                       Page 19 of 34




               Highbridge Event Driven/Relative Value Fund, L.P., (iii) 1,823,225 shares of Common Stock owned by Highbridge International LLC, (iv) 1,104 shares of Common Stock owned by Highbridge Fixed Income Opportunity Master Fund, L.P., (v) 0 shares of Common Stock owned by STAR, L.P. and (vi) 496 shares of Common Stock owned by Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

               Percentage: Approximately 7.12% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 41,973,582 shares, which reflects the number of shares of Common Stock outstanding as of February 27, 2007, as reported in the Company's annual report on Form 10-K filed on February 28, 2007.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge Capital Management, LLC did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd. Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     B.   Highbridge International LLC

          (a) As of the date hereof, Highbridge International LLC may be deemed the beneficial owner of 1,823,225 shares of Common Stock and 0 shares of Common Stock owned by STAR, L.P.

               Percentage: Approximately 4.34% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge International LLC and STAR, L.P. is set forth on Schedule B and is incorporated herein by reference. Highbridge International LLC and STAR, L.P. entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule B.

CUSIP No. 92923C104                     13D                       Page 20 of 34


          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     C.   STAR, L.P.

          (a) As of the date hereof, STAR, L.P. does not beneficially own any shares of Common Stock.

               Percentage: 0% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition:  See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by STAR, L.P. is set forth on Schedule B and is incorporated herein by reference. STAR, L.P. entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     D.   Highbridge Capital Corporation

          (a) As of the date hereof, Highbridge Capital Corporation may be deemed the beneficial owner of 1,823,225 shares of Common Stock owned by Highbridge International LLC and 0 shares of Common Stock owned by STAR, L.P.

               Percentage: Approximately 4.34% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge Capital Corporation did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

CUSIP No. 92923C104                     13D                       Page 21 of 34


          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     E.   Highbridge Event Driven/Relative Value Fund, L.P.

          (a) As of the date hereof, Highbridge Event Driven/Relative Value Fund, L.P. may be deemed the beneficial owner of 151,146 shares of Common Stock.

               Percentage: Approximately 0.36% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Event Driven/Relative Value Fund, L.P. is set forth on Schedule B and is incorporated herein by reference.

               Highbridge Event Driven/Relative Value Fund, L.P. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     F.   Highbridge Event Driven/Relative Value Fund, Ltd.

          (a) As of the date hereof, Highbridge Event Driven/Relative Value Fund, Ltd. may be deemed the beneficial owner of 151,146 shares of Common Stock.

               Percentage: Approximately 0.36% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Event Driven/Relative Value Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. Highbridge Event Driven/Relative Value Fund, Ltd. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

CUSIP No. 92923C104                     13D                       Page 22 of 34


     G.   Highbridge Master L.P.

          (a) As of the date hereof, Highbridge Master L.P. may be deemed the beneficial owner of 1,823,225 shares of Common Stock owned by Highbridge International LLC and 0 shares of Common Stock owned by STAR, L.P.

               Percentage: Approximately 4.34% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge Master L.P. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     H.   Highbridge Capital L.P.

          (a) As of the date hereof, Highbridge Capital L.P. may be deemed the beneficial owner of 1,823,225 shares of Common Stock owned by Highbridge International LLC and 0 shares of Common Stock owned by STAR, L.P.

               Percentage: Approximately 4.34% as of as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge Capital L.P. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

CUSIP No. 92923C104                     13D                       Page 23 of 34


          (e)  Not applicable.

     I.   Highbridge GP, Ltd.

          (a) As of the date hereof, Highbridge GP, Ltd. may be deemed the beneficial owner of 1,823,225 shares of Common Stock owned by Highbridge International LLC and 0 shares of Common Stock owned by STAR, L.P.

               Percentage: Approximately 4.34% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge GP, Ltd. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     J.   Highbridge GP, LLC

          (a) As of the date hereof, Highbridge GP, LLC may be deemed the beneficial owner of 1,823,225 shares of Common Stock owned by Highbridge International LLC and 0 shares of Common Stock owned by STAR, L.P.

               Percentage: Approximately 4.34% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge GP, LLC did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

CUSIP No. 92923C104                     13D                       Page 24 of 34



          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     K.   Highbridge Fixed Income Opportunity Master Fund, L.P.

          (a) As of the date hereof, Highbridge Fixed Income Opportunity Master Fund, L.P. may be deemed the beneficial owner of 1,104 shares of Common Stock.

               Percentage: Approximately 0.00% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Fixed Income Opportunity Master Fund, L.P. is set forth on Schedule B and is incorporated herein by reference. Highbridge Fixed Income Opportunity Master Fund, L.P. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     L.   Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

          (a) As of the date hereof, Highbridge Fixed Income Opportunity Institutional Fund, Ltd. may be deemed the beneficial owner of 496 shares of Common Stock.

               Percentage: Approximately 0.00% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Fixed Income Opportunity Institutional Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. Highbridge Fixed Income Opportunity Institutional Fund, Ltd. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

CUSIP No. 92923C104                     13D                       Page 25 of 34


          (e)  Not applicable.

     M.   Glenn Dubin

          (a) As of the date hereof, Glenn Dubin may be deemed the beneficial owner of (i) 1,013,529 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 151,146 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 1,823,225 shares of Common Stock owned by Highbridge International LLC, (iv) 1,104 shares of Common Stock owned by Highbridge Fixed Income Opportunity Master Fund, L.P.,
               (v) 0 shares of Common Stock owned by STAR, L.P. and (vi) 496 shares of Common Stock owned by Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

               Percentage: Approximately 7.12% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Glenn Dubin did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     N.   Henry Swieca

          (a) As of the date hereof, Henry Swieca may be deemed the beneficial owner of (i) 1,013,529 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 151,146 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 1,823,225 shares of Common Stock owned by Highbridge International LLC, (iv) 1,104 shares of Common Stock owned by Highbridge Fixed Income Opportunity Master Fund, L.P. and , (v) 0 shares of Common Stock owned by STAR, L.P. and (vi) 496 shares of Common Stock owned by Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

               Percentage: Approximately 7.12% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

CUSIP No. 92923C104                     13D                       Page 26 of 34


          (c) Henry Swieca did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Highbridge Capital Corporation, Highbridge Master L.P., Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Glenn Dubin, and Henry Swieca disclaims beneficial ownership of Common Shares owned by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     From  time  to  time,   Highbridge   International  LLC,  STAR, L.P.,
Highbridge Event Driven/Relative Value Fund, L.P.and Highbridge Event Driven/Relative Value Fund, Ltd. have engaged in short sales of Common Stock and may continue to engage in short sales. Such transactions are made in the open market at market prices.

     Other than as set forth above and the Joint Acquisition Statement attached as Exhibit 1 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person (other than the Company) with respect to any securities of the Company.

Item 7.   Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 92923C104                     13D                       Page 27 of 34


                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

     The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the following individuals owns any Shares.

HIGHBRIDGE CAPITAL CORPORATION

Glenn Dubin is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

Henry Swieca is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Capital Corporation. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Capital Corporation. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

Alberto Benbassat is a citizen of Switzerland. His principal occupation is Managing Partner of Genevalor, Benbassat & Cie, and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Corporation, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

Bernard Loze is a citizen of Switzerland. His principal occupation is Chairman of Loze & Associates, and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Corporation, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

Julio Mario Santo Domingo is a citizen of Columbia and Brazil. His principal occupation is President of Alpha Asset Management, S.A., and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Corporation, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

HIGHBRIDGE GP, LTD.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, Ltd. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, Ltd. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

CUSIP No. 92923C104                     13D                       Page 28 of 34


HIGHBRIDGE GP, LLC

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, LLC. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, LLC. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE FUND, LTD.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

Henry Swieca is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

CUSIP No. 92923C104                     13D                       Page 29 of 34


                                   Schedule B

                       Purchases and Sales of Common Stock



                                                DATE OF                             PURCHASE PRICE
PURCHASER                                       TRANSACTION       AMOUNT (1)          PER UNIT
---------                                       -----------       ----------        --------------

Highbridge International LLC                    1/11/2007              9,900             20.27
Highbridge International LLC                    1/11/2007             24,900             20.24
Highbridge International LLC                    1/16/2007             12,500             22.58
Highbridge International LLC                    1/18/2007             18,000             21.98
Highbridge International LLC                    1/19/2007            101,200             21.73
Highbridge International LLC                    1/22/2007              4,200             21.68
Highbridge International LLC                    2/15/2007                650             22.99
Highbridge International LLC                    2/16/2007                950             22.33
Highbridge International LLC                    3/13/2007            303,795             22.24
Highbridge International LLC                    3/13/2007             33,755             21.89
Highbridge International LLC                    3/13/2007             67,510             22.21
Highbridge International LLC                    3/14/2007            176,168             21.61
Highbridge International LLC                    3/14/2007             49,532             21.57
                                                                  ----------
         Total                                                       803,060
                                                                  ==========

STAR, L.P. -  Statistical Arbitrage Strategy    1/10/2007            -16,663             19.46
STAR, L.P. -  Statistical Arbitrage Strategy    1/11/2007            -24,814             20.27
STAR, L.P. -  Statistical Arbitrage Strategy    1/12/2007            -49,654             20.82
STAR, L.P. -  Statistical Arbitrage Strategy    1/12/2007                900             20.17
STAR, L.P. -  Statistical Arbitrage Strategy    1/16/2007            -72,635             22.62
STAR, L.P. -  Statistical Arbitrage Strategy    1/16/2007             14,000             22.38
STAR, L.P. -  Statistical Arbitrage Strategy    1/17/2007            107,464             21.85
STAR, L.P. -  Statistical Arbitrage Strategy    1/18/2007             -9,875             21.93
STAR, L.P. -  Statistical Arbitrage Strategy    1/19/2007             -2,300             21.79
STAR, L.P. -  Statistical Arbitrage Strategy    1/22/2007             -4,798             21.77
STAR, L.P. -  Statistical Arbitrage Strategy    1/23/2007               -900             21.55
STAR, L.P. -  Statistical Arbitrage Strategy    1/24/2007             21,800             20.85
STAR, L.P. -  Statistical Arbitrage Strategy    1/25/2007             13,900             20.42
STAR, L.P. -  Statistical Arbitrage Strategy    1/26/2007            -24,913             20.35
STAR, L.P. -  Statistical Arbitrage Strategy    1/29/2007            -24,918             20.52
STAR, L.P. -  Statistical Arbitrage Strategy    1/31/2007            -49,960             20.83
STAR, L.P. -  Statistical Arbitrage Strategy     2/1/2007            -24,891             21.89
STAR, L.P. -  Statistical Arbitrage Strategy     2/2/2007            -40,526             22.24
STAR, L.P. -  Statistical Arbitrage Strategy     2/5/2007                800             21.73
STAR, L.P. -  Statistical Arbitrage Strategy     2/8/2007            -15,190             21.70
STAR, L.P. -  Statistical Arbitrage Strategy     2/9/2007              2,900             20.64
STAR, L.P. -  Statistical Arbitrage Strategy    2/12/2007              7,307             21.52
STAR, L.P. -  Statistical Arbitrage Strategy    2/16/2007             31,294             22.36
STAR, L.P. -  Statistical Arbitrage Strategy    2/21/2007              1,200             22.86
STAR, L.P. -  Statistical Arbitrage Strategy    2/22/2007              2,900             22.23
STAR, L.P. -  Statistical Arbitrage Strategy    2/23/2007             15,400             21.83
STAR, L.P. -  Statistical Arbitrage Strategy    2/26/2007             45,350             21.39
STAR, L.P. -  Statistical Arbitrage Strategy    2/28/2007             89,711             20.88
STAR, L.P. -  Statistical Arbitrage Strategy     3/1/2007             38,117             20.98
STAR, L.P. -  Statistical Arbitrage Strategy     3/2/2007             17,285             20.44
STAR, L.P. -  Statistical Arbitrage Strategy     3/2/2007                300             20.30
STAR, L.P. -  Statistical Arbitrage Strategy     3/5/2007             21,052             19.88
STAR, L.P. -  Statistical Arbitrage Strategy     3/6/2007               -400             20.10
STAR, L.P. -  Statistical Arbitrage Strategy     3/6/2007              8,700             19.84
STAR, L.P. -  Statistical Arbitrage Strategy     3/7/2007              4,793             19.77
STAR, L.P. -  Statistical Arbitrage Strategy     3/8/2007            -27,059             20.14
STAR, L.P. -  Statistical Arbitrage Strategy     3/8/2007                500             19.92
STAR, L.P. -  Statistical Arbitrage Strategy     3/9/2007            -16,691             19.97
STAR, L.P. -  Statistical Arbitrage Strategy     3/9/2007              9,419             19.63
STAR, L.P. -  Statistical Arbitrage Strategy    3/12/2007             84,872             19.03
STAR, L.P. -  Statistical Arbitrage Strategy    3/13/2007            -44,470             22.34
STAR, L.P. -  Statistical Arbitrage Strategy    3/14/2007            128,279             21.49
STAR, L.P. -  Statistical Arbitrage Strategy    3/15/2007              8,272             21.77
                                                                  ----------
       Total                                                         225,858
                                                                  ==========

CUSIP No. 92923C104                     13D                       Page 30 of 34



                                                DATE OF                             PURCHASE PRICE
PURCHASER                                       TRANSACTION       AMOUNT (1)          PER UNIT
---------                                       ------------      ----------        --------------

Highbridge Event
Driven/Relative Value
Fund, Ltd.                                      3/13/2007            128,565             22.24
Highbridge Event
Driven/Relative Value
Fund, Ltd.                                      3/13/2007             14,285             21.89
Highbridge Event
Driven/Relative Value
Fund, Ltd.                                      3/13/2007             28,570             22.21
Highbridge Event
Driven/Relative Value
Fund, Ltd.                                      3/14/2007             98,018             21.61
Highbridge Event
Driven/Relative Value
Fund, Ltd.                                      3/14/2007             27,559             21.57
Highbridge Event
Driven/Relative Value
Fund, Ltd.                                      3/14/2007            213,822             21.64
                                                                  ----------
         Total                                                       510,819
                                                                  ==========

Highbridge Event
Driven/Relative Value
Fund, L.P.                                      3/13/2007             17,640             22.24
Highbridge Event
Driven/Relative Value
Fund, L.P.                                      3/13/2007              1,960             21.89
Highbridge Event
Driven/Relative Value
Fund, L.P.                                      3/13/2007              3,920             22.21
Highbridge Event
Driven/Relative Value
Fund, L.P.                                      3/14/2007             14,614             21.61
Highbridge Event
Driven/Relative Value
Fund, L.P.                                      3/14/2007              4,109             21.57
Highbridge Event
Driven/Relative Value
Fund, L.P.                                      3/14/2007             31,878             21.64
                                                                  ----------
         Total                                                        74,121
                                                                  ==========


Highbridge Fixed Income
Opportunity Master
Fund, L.P.                                      2/15/2007                448             22.99
Highbridge Fixed Income
Opportunity Master
Fund, L.P.                                      2/16/2007                656             22.33
                                                                  ----------
         Total                                                         1,104
                                                                  ==========


Highbridge Fixed Income
Opportunity Institutional
Fund, Ltd.                                      2/15/2007                202             22.99
Highbridge Fixed Income
Opportunity Institutional
Fund, Ltd.                                      2/16/2007                294             22.33
                                                                  ----------
         Total                                                           496
                                                                  ==========

(1) A positive amount indicates a purchase of such amount. A negative amount indicates a sale of such amount.


CUSIP No. 92923C104                     13D                       Page 31 of 34

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 16, 2007

HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL L.P.

By: Highbridge Capital Management, LLC    By: Highbridge GP, LLC
    its Trading Manager                       its General Partner


By: /s/ Carolyn Rubin                     By: /s/ Clive Harris
    --------------------------------          ----------------------------
Name: Carolyn Rubin                       Name: Clive Harris
Title: Managing Director                  Title: Director


HIGHBRIDGE CAPITAL CORPORATION            HIGHBRIDGE GP, LTD.

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: /s/ Clive Harris
                                              ----------------------------
                                          Name: Clive Harris
                                          Title: Director
By: /s/ Carolyn Rubin
    --------------------------------
Name: Carolyn Rubin
Title: Managing Director


HIGHBRIDGE MASTER L.P.                    HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge GP, Ltd.
    its General Partner                   By: /s/ Carolyn Rubin
                                              ----------------------------
                                          Name: Carolyn Rubin
                                          Title: Managing Director
By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director


HIGHBRIDGE GP, LLC                        /s/ Henry Swieca
                                          -------------------------------------
                                          HENRY SWIECA

By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director
                                          HIGHBRIDGE EVENT DRIVEN/RELATIVE
                                          VALUE FUND, LTD.
/s/ Glenn Dubin
------------------------------------      By: Highbridge Capital Management, LLC
GLENN DUBIN                                   its Trading Manager

                                          By: /s/ Carolyn Rubin
                                              ---------------------------------
                                          Name: Carolyn Rubin
                                          Title: Deputy General Counsel

CUSIP No. 92923C104                     13D                       Page 32 of 34


HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE    HIGHBRIDGE FIXED INCOME OPPORTUNITY
FUND, L.P.                                INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC
    its General Partner                   By: Highbridge Capital Management, LLC
                                              its trading manager

By: /s/ Carolyn Rubin
    --------------------------------      By: By:  /s/ Carolyn Rubin
Name: Carolyn Rubin                           ---------------------------------
Title: Deputy General Counsel             Name: Carolyn Rubin
                                          Title: Managing Director


HIGHBRIDGE FIXED INCOME OPPORTUNITY       STAR, L.P.
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge GP, Ltd.
    its trading manager                       its General Partner

By: By: /s/ Carolyn Rubin                 By: /s/ Clive Harris
    --------------------------------          ---------------------------------
Name: Carolyn Rubin                       Name: Clive Harris
Title: Managing Director                  Title: Director

CUSIP No. 92923C104                     13D                       Page 33 of 34


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  March 16, 2007

HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL L.P.

By: Highbridge Capital Management, LLC    By: Highbridge GP, LLC
    its Trading Manager                       its General Partner


By: /s/ Carolyn Rubin                     By: /s/ Clive Harris
    --------------------------------          ----------------------------------
Name: Carolyn Rubin                       Name: Clive Harris
Title: Managing Director                  Title: Director


HIGHBRIDGE CAPITAL CORPORATION            HIGHBRIDGE GP, LTD.

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: /s/ Clive Harris
                                              ----------------------------------
                                          Name: Clive Harris
                                          Title: Director
By: /s/ Carolyn Rubin
    --------------------------------
Name: Carolyn Rubin
Title: Managing Director


HIGHBRIDGE MASTER L.P.                    HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge GP, Ltd.
    its General Partner                   By: /s/ Carolyn Rubin
                                              ----------------------------------
                                          Name: Carolyn Rubin
                                          Title: Managing Director
By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director


HIGHBRIDGE GP, LLC                        /s/ Henry Swieca
                                          --------------------------------------
                                          HENRY SWIECA
By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director

CUSIP No. 92923C104                     13D                       Page 34 of 34


                                          HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE
/s/ Glenn Dubin                           FUND, LTD.
------------------------------------
GLENN DUBIN                               By: Highbridge Capital Management, LLC
                                              its Trading Manager

                                          By: /s/ Carolyn Rubin
                                              ----------------------------------
                                          Name: Carolyn Rubin
                                          Title: Deputy General Counsel


HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE    HIGHBRIDGE FIXED INCOME OPPORTUNITY
FUND, L.P.                                INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its General Partner                       its trading manager

By: /s/ Carolyn Rubin                     By: By: /s/ Carolyn Rubin
    --------------------------------      --------------------------------------
Name: Carolyn Rubin                       Name: Carolyn Rubin
Title: Deputy General Counsel             Title: Managing Director


HIGHBRIDGE FIXED INCOME OPPORTUNITY       STAR, L.P.
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge GP, Ltd.
    its trading manager                       its General Partner

By: By: /s/ Carolyn Rubin                 By: /s/ Clive Harris
    --------------------------------          ---------------------------------
Name: Carolyn Rubin                       Name: Clive Harris
Title: Managing Director                  Title: Director